June 7, 2019

Praveen P. Tipirneni, M.D.
Chief Executive Officer
Morphic Holding, Inc.
35 Gatehouse Drive, A2
Waltham, MA 02451

       Re: Morphic Holding, Inc.
           Registration Statement on Form S-1
           Filed May 30, 2019
           File No. 333-231837

Dear Dr. Tipirneni:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2019 letter.

Registration Statement on Form S-1 Filed May 30, 2019

Prospectus Summary, page 1

1. We note your revised disclosures and presentation in response to prior comment 4 and refer to the final row of your Research Pipeline table. To the extent that one or more of the three research programs covered by the Janssen Agreement is material to your
       Business and the offering, please revise to disclose the applicable indication or indications that you are targeting so that investors will have a basis to understand the research program(s) and the market potential. Alternatively, please revise your presentation so that it does not prominently highlight these programs in the Summary.
 Praveen P. Tipirneni, M.D.
FirstName LastNamePraveen P. Tipirneni, M.D.
Morphic Holding, Inc.
Comapany NameMorphic Holding, Inc.
June 7, 2019
June 7, 2019 Page 2
Page 2
FirstName LastName
Restated Certificate of Incorporation and Restated Bylaw Provisions, page 160

2. Your response to prior comment 15 indicates that it is your position that the reference "to the fullest extent permitted by law" in your certificate of incorporation is sufficient to indicate that your exclusive forum provision will not apply to actions brought under the
         Exchange Act. However, this may not be clear to investors. If you do not intend to state in your certificate of incorporation that the provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In addition, please expand your risk factor to state that your exclusive forum provision applies to claims under the Securities Act and to address any uncertainty as to whether a court would enforce an exclusive forum provision with respect to claims under the Securities Act.
         Please also revise your risk factor to disclose that the provision does not apply to actions arising under the Exchange Act. In addition, revise to provide risk factor disclosure concerning the exclusive forum provision under a separately captioned heading.
Consolidated Statements of Convertible Preferred Stock and Stockholders' (Deficit) Equity, page
F-6

3. Please revise to clearly label all the interim financial information as unaudited in your statement of convertible preferred stock and stockholders' (deficit) equity.
Notes to Consolidated Financial Statements
12. Option and License Agreements, page F-42

4. Please disclose, for each the AbbVie and Janssen Agreements, the costs incurred for each period for which a consolidated statement of operations is presented. Refer to 730-20-50-
         1b.
5.       Please clarify in the fourth paragraph under Janssen agreement -
Accounting
         Analysis whether the "estimated payments to be received from Janssen for the Company's on-going research services" are the same as those that "Janssen will reimburse the
         Company for all internal and external costs and expenses incurred" at "agreed upon contractual rates" as discussed under Janssen Agreement - Overview.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Praveen P. Tipirneni, M.D.
Morphic Holding, Inc.
June 7, 2019
Page 3

        You may contact SiSi Cheng at 202-551-5004 or Jim Rosenberg at 202-551-3679 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                        Sincerely,
FirstName LastNamePraveen P. Tipirneni, M.D.
                                                        Division of Corporation
Finance
Comapany NameMorphic Holding, Inc.
                                                        Office of Healthcare &
Insurance
June 7, 2019 Page 3
cc:       Rob Freedman, Esq.
FirstName LastName